Exhibit 99.1

Sapiens Strengthens Presence in DACH Region with New Hire

Insurance Industry Expert Mathias Harrassowitz Brings Over 20 Years of Experience to Bear as New Regional Director

September 2, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance sector, announced today that industry veteran Mathias Harrassowitz has joined the company as Regional Director DACH. With over 20 years of technical and managerial experience, Mathias has a wealth of expertise in insurance IT and the wider insurance industry. He will be leveraging his expertise to spearhead sales and marketing efforts across German-speaking Europe and expand Sapiens’ presence in the DACH region.

Harrassowitz joins Sapiens with a proven track record in scaling up corporate structures with the introduction of enterprise technology, especially while working as Managing Director & Sales Director at Keylane for the past four and a half years. In this time, Harrassowitz drastically increased Keylane’s market presence in German-speaking Europe. In addition to his role at Keylane, Harrassowitz has served as an executive board member for a number of insurance software solution providers for the DACH region.

“We are very excited to welcome Mathias to the team,” said Roni Al-Dor, president & CEO, Sapiens. “In Mathias we have hired an experienced sales professional with a wealth of knowledge in the modernization of insurance processes and information systems as well as in the implementation of digitalization strategies. These skills will be crucial as we look to grow and enhance our offerings in the DACH region.”

Harrassowitz is joining at a time of significant expansion for Sapiens in the DACH region. The company recently acquired leading German insurtech company sum.cumo.

“I’m passionate about finding ways that innovative technology can provide immense value to insurance companies in terms of increasing their revenue, reducing costs, transforming business models and becoming more relevant to policy holders,” said Harrassowitz. “The combination of Sapiens’ products and solutions, along with sum.cumo’s market presence and digital capabilities provides DACH insures with unique business solutions to streamline their processes and improve the service they offer to consumers and I am thrilled to be joining such a dynamic team.”

Sapiens provides insurance companies with the latest cloud-based software to equip them with the digital tools they need to remain competitive in an increasingly digital marketplace. Through strategic partnerships alongside the hiring of top talent, Sapiens will be growing its capabilities for helping insurers effectively digitize traditional business models and providing insurers in the DACH region with the tools they need to offer the best possible service to their customers. With the DACH region identified as an area primed for rapid growth, Sapiens’ solutions for general insurance and reinsurance offer a pathway to digital transformation for insurers of all sizes.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com